Aytu BioScience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

October 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Aytu BioScience, Inc. – Registration Statement on Form S-1 (File No. 333-227243)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-227243), as amended (the “Registration Statement”) of Aytu BioScience, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on October 4, 2018, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Anthony Epps at (303) 352-1109.

Very truly yours,

Aytu BioScience, Inc.

By:	/s/ Joshua R. Disbrow
Name:	Joshua R. Disbrow
Title:	Chairman and Chief Executive Officer